December 14, 2020

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.

Washington, D.C. 20549

Re:	Midwest Holding Inc.
Registration Statement on
Form S-1 (File No.333-249828)

Dear Ladies and Gentlemen:

In connection with the proposed offering of the securities under the above-captioned Registration Statement on Form S-1 (the “Registration Statement”), we wish to advise you that we, as representative of the underwriters, hereby join with Midwest Holding Inc.’s request that the effective date of the Registration Statement be accelerated so that the same will become effective on December 16, 2020 at 4:00 p.m. Eastern Time, or as soon as practicable thereafter.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933, please be advised that, between December 9, 2020 and the date hereof, we and the other prospective underwriters have distributed approximately 731 copies of the preliminary prospectus, dated December 9, 2020, relating to the public offering of shares of the Company’s voting common stock (the “Preliminary Prospectus”) to prospective underwriters, dealers, institutional investors and others.

In connection with the Preliminary Prospectus for the above-referenced issue, we, as representative of the underwriters, hereby confirm that we are, and the other underwriters have confirmed that they are, complying with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Piper Sandler & Co.

By:	/s/ Demetrios Hadgis
Name: Demetrios Hadgis
Title: Managing Director

[Signature Page to Underwriters' Acceleration Request]